MIND CTI Reports Cash Flow from Operating Activities of $1.6 Million for the Second Quarter of 2012

Yoqneam, Israel, August 1, 2012 — MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (enterprise call accounting) solutions, today announced results for its second quarter ended June 30, 2012.

The following will summarize our business in the second quarter of 2012 and provide a more detailed review of the financial results for the quarter. Full financial results can be found in the Investors section www.mindcti.com/investor/PressReleases.asp and in our Form 6-K.

Financial Highlights

•	Revenues were $5.29 million, compared with $4.55 million in the second quarter of 2011 and with $5.26 million in the first quarter of 2012.
•	Gross profit was $2.51 million, or 47% of revenue, compared with $2.88 million, or 63% of revenue, in the second quarter of 2011.
•	Operating income was $710 thousand, or 13.4% of revenue, compared with $843 thousand, or 18.5% of revenue, in the second quarter of 2011.
•	Net income was $549 thousand, or $0.03 per share, compared with $967 thousand, or $0.05 per share, in the second quarter of 2011.
•	Cash flow from operating activities was $1.6 million.

As of June 30, 2012 we had 336 employees in our four offices, compared with 319 as of March 31, 2012.

Cash Position

The cash position including available for sale securities was $17.68 million as of June 30, 2012, compared with approximately $19 million as of December 31, 2011.

The change in the cash position reflects the operating cash flow of $3.18 million in the first 6 months of 2012, offset by the dividend distribution of approximately $4.5 million – approximately $3.3 million that was paid to the shareholders in March 2012 and approximately $1.2 million was paid for the withholding tax to the Israeli Tax authority in April 2012.

Buyback Update

Following the completion of the first buyback program in 2009, MIND’s Board of Directors authorized on November 4, 2009 a new plan for the repurchase of the Company's ordinary shares in the open market, in an amount in cash of up to $1.8 million. No shares were purchased under this plan and it later became non-active.

MIND Board of Directors authorized on August 1st, 2012 to reactivate the plan for the repurchase of the Company's ordinary shares in the open market, in an amount in cash of up to $1.8 million. There are no additional buyback plans.

Monica Iancu, President and CEO, commented: "We believe that in light of current share prices, the history of positive cash flow from operations and the Company’s resources, the purchase of the Company’s shares is in the best interests of the Company and we can do this without sacrificing expansion, capital investment, annual dividends or growth plans. We believe that at this time the repurchase of our stock is one of the most appropriate uses of our resources."

Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase may be suspended from time to time or discontinued.

Revenue Distribution for Q2 2012

Sales in the Americas represented 42.4%, sales in Europe represented 25.0% and sales in Israel represented 27.5% of total revenue.

Revenue from customer care and billing software totaled $4.06 million, while revenue from enterprise call accounting software was $1.23 million.

Revenue from licenses was $1.79 million, or 33.9% of total revenue, while revenue from maintenance and additional services was $3.50 million, or 66.1%.

Decrease in Gross Profit

The decrease in gross profit as a percentage of revenues in the second quarter is mainly due to three matters. The MVNO-in-a-box solution that we sold in Q3 2011 has lower margins and affects mainly Q2 2012 results since it is being recognized according to the percentage of completion accounting method starting Q4 2011 and a significant part was completed this quarter. The second cause is the previously mentioned termination of maintenance agreements that were supported with relatively low cost of revenues. Also, larger size deals for end-to-end billing solutions are generally more complex in nature, requiring more work at customer site and having an impact on our gross profit rate.

Aviram Cohen, MIND CFO, commented on the financial metrics: "We continue to experience a transition process as we win some longer term or larger deals. The timing of the purchase order, the actual payments and the work performed become further apart as the recognition period of both license and service revenue streams extends. We now expect the long-term business model to reflect licenses, maintenance and services that will each represent approximately 30-40% of revenues and gross margins of 50-60%."

Exchange Rate Fluctuations

Although the majority of our revenues are denominated in U.S. dollars, some of our revenues are denominated in Euro, some in New Israeli Shekel, or NIS, and some are denominated in Great Britain Pound, or GBP. The majority of our expenses are incurred in Euro and NIS. We also have bank deposits in all these currencies. As a result, we are affected by fluctuations in the exchange rates between the Euro or the NIS or the GBP and the U.S. dollar, sometimes positively and sometimes negatively.

In the second quarter of 2012 we encountered net financial expenses of $160 thousand mainly due to the Euro and Israeli denominated bank deposits and these currencies' weakness versus the USD.

One Win & Follow-on Orders

The win is with an existing US based carrier that chose MIND to replace the mediation and reporting solution they used and also upgrade from the Sentori platform to MINDBill. The upgrade includes MIND’s Payment Manager for PCI compliance, enhanced inventory capabilities and our e-Commerce module. The managed service extension is a multiple year agreement.

One follow-on order is for the implementation of MIND’s Bill Shock solution. Bill shock is the negative reaction a subscriber can experience if their phone bill has unexpected charges. In many countries regulations require that wireless providers send customers usage notifications when they have hit their monthly limits or are roaming overseas, after many people experienced opening their cellphone bill and being shocked by hundreds or even thousands of dollars in unexpected fees and charges.

MIND provides an effective anti-bill shock solution by triggering timely customer notifications in real time whenever a mobile user hits the predefined, individually set, warning threshold or reaches excessive roaming usage while traveling overseas.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call accounting) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world. A global company, with over thirteen years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

Follow MIND on Twitter @mindcti

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)
	U.S. $ in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	$14,884	$13,866
Short term bank deposits	2,315	4,275
Available for sale securities	-	409
Accounts receivable:
Trade	1,334	1,763
Other	292	271
Prepaid expenses	129	51
Deferred cost of revenues	495	1,056
Deferred taxes	192	192
Inventories	29	29
Total current assets	19,670	21,912

INVESTMENTS AND OTHER NON CURRENT ASSETS:
Available for sale securities	480	473
Severance Pay Fund	1,226	1,213
Deferred cost of revenues	9	28
Deferred taxes	85	85
PROPERTY AND EQUIPMENT, net of accumulated depreciation
and amortization	803	880
GOODWILL	5,430	5,430
Total assets	$27,703	$30,021

Liabilities and shareholders’ equity
CURRENT LIABILITIES :
Accounts payable and accruals:
Trade	$554	$749
Other	1,493	1,214
Deferred revenues	3,286	2,950
Total current liabilities	5,333	4,913
LONG TERM LIABILITIES :
Deferred revenues	524	633
Employee rights upon retirement	1,507	1,456
Total liabilities	7,364	7,002

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	30,351	30,309
Accumulated other comprehensive income	(7)	(70)
Differences from translation of foreign currency financial statements of a subsidiary	(1,120)	(1,149)
Treasury shares	(2,620)	(2,652)
Accumulated deficit	(6,319)	(3,473)
Total shareholders’ equity	20,339	23,019
Total liabilities and shareholders’ equity	$27,703	$30,021

* Certain comparative figures have been reclassified to conform to the current year presentation.

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six months		Three months		Year ended
	ended June 30		ended June 30		December 31,
	2012	2011	2012	2011	2011
	(Unaudited)				(Audited)
	U.S. $ in thousands
	(except per share data)

Revenues	$10,546	$9,343	$5,285	$4,552	$19,245
Less: stock- based compensation granted to a customer	-	332	-	-	332
	10,546	9,011	5,285	4,552	18,913
Cost of revenues	4,781	3,063	2,779	1,673	6,476
Gross profit	5,765	5,948	2,506	2,879	12,437
Research and development expenses	2,326	2,384	1,128	1,165	4,673
Selling and marketing expenses	742	952	259	448	1,995
General and administrative expenses	851	847	409	423	1,834
Operating income	1,846	1,765	710	843	3,935
Financial income (expenses) - net	24	403	(160)	153	171
Income before taxes on income	1,870	2,168	550	996	4,106
Income tax expense (benefit)	211	39	1	29	(185)
Net income	$1,659	$2,129	$549	$967	$4,291

Earning per ordinary share:
Basic and diluted	$0.09	$0.11	$0.03	$0.05	$0.23

Weighted average number of ordinary shares used in computation of earnings per ordinary share -
in thousands:

Basic	18,756	18,629	18,772	18,696	18,679

Diluted	18,790	18,882	18,786	19,028	18,803

MIND C.T.I. LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months		Three months		Year ended
	ended June 30		ended June 30		December 31,
	2012	2011	2012	2011	2011
	(Unaudited)				(Audited)
	U.S. $ in thousands
Cash flows from operating activities:
Net income	$1,659	$2,129	$549	$967	$4,291
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	145	150	74	75	295
Financial loss (income) from available for sale securities	(3)	19	1	19	47
Deferred income taxes, net	-	-	-	-	(277)
Accrued severance pay	82	(39)	(3)	8	(138)
Capital gain on sale of property and equipment - net	(7)	(19)	1	(10)	(19)
Employees share-based compensation expenses	42	33	21	13	61
Stock- based compensation granted to a customer (deducted from revenues)	-	332	-	-	332
Realized loss on sale of available for sale securities	24	-	-	-	61
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	429	(105)	1,419	(185)	(168)
Other	(6)	(121)	(118)	(85)	(167)
Decrease (increase) in prepaid expenses and deferred charges	502	(14)	712	(18)	(705)
Decrease in inventories	-	-	-	-	1
Increase (decrease) in accounts payable and accruals:
Trade	(195)	81	(96)	91	505
Other	278	136	(427)	33	(22)
Increase (decrease) in deferred revenues	226	(93)	(532)	345	288
Net cash provided by operating activities	3,176	2,489	1,601	1,253	4,385

Cash flows from investing activities:
Purchase of property and equipment	(100)	(169)	(15)	(91)	(401)
Purchase of available for sale securities	-	(2,005)	-	-	(2,505)
Sale of available for sale securities	444	-	-	-	1,445
Severance pay funds	(44)	103	(9)	3	191
Investment in short term bank deposits	-	(511)	-	(661)	(1,393)
Proceeds from short term bank deposits	1,957	-	874	-	-
Proceeds from sale of property and equipment	39	79	23	60	79
Net cash provided by (used in) investing activities	2,296	(2,503)	873	(689)	(2,584)

Cash flows from financing activities:
Employee stock options exercised and paid	32	397	4	149	399
Dividend paid	(4,505)	(5,968)	(1,173)	(1,259)	(5,968)
Net cash used in financing activities	(4,473)	(5,571)	(1,169)	(1,110)	(5,569)

Translation adjustments on cash and Cash equivalents	19	86	(17)	15	52
Increase (decrease) in cash and cash equivalents	1,018	(5,499)	1,288	(531)	(3,716)

Balance of cash and cash equivalents at beginning of period	13,866	17,582	13,596	12,614	17,582
Balance of cash and cash equivalents at end of period	$14,884	$12,083	$14,884	$12,083	$13,866